SEC
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Section

MAR 02 2009

Washington, DC
104

[redacted]

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09059521

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52209

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NRP Financial, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

209 North Main St., P.O. Box 998
(No. and Street)

Bryan (City) Ohio (State) 43506 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Dan North (419) 636-4677
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mira + Kolena, Ltd.
(Name – *if individual, state last, first, middle name*)

4841 Monroe St., Suite 350 (Address) Toledo (City) Ohio (State) 43623 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Dan North, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NRP Financial, Inc., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Dan North
Signature

CFO
Title

Notary Public

MEGAN R. MARIHUGH
Notary Public, State of Ohio
My Commission Expires 5/21/2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NRP Financial, Inc.

Financial Statements
and Supplemental Information

Year Ended December 31, 2008

Table of Contents

MIRA+KOLENA
Certified Public Accountants & Consultants

Charles J. Mira, J.D., CPA
Thomas E. Kolena, CPA/ABV

Mira+Kolena, Ltd.
4841 Monroe Street
Suite 350
Toledo, Ohio 43623

419-474-5020
419-474-5072 Fax
mk@mirakolena.com

Member of:
American Institute of Certified Public Accountants

Ohio Society of Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

Board of Directors
NRP Financial, Inc.

We have audited the accompanying statement of financial condition of NRP Financial, Inc. (a subsidiary of National Retirement Partners, Inc.) as of December 31, 2008, and the related statements of income, cash flows and changes in stockholders' equity for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NRP Financial, Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information as listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Mira + Kolena, Ltd.

Toledo, Ohio
February 13, 2009

NRP Financial, Inc.

Statement of Financial Condition

December 31, 2008

Assets	
Current assets:	
Cash	$3,289,149
Accounts receivable:	
Registered representative	92,898
Affiliated parties	30,191
Commissions	13,501
	136,590
Prepaid expenses	102,727
Total current assets	3,528,466
Net property and equipment	962,645
Other assets:	
Deposits	265,962
Notes receivable	559,290
Investment	34
Total other assets	825,286
Total assets	$5,316,397
Liabilities and Stockholders' Equity	
Current liabilities:	
Accounts payable	$ 137,121
Commissions payable	1,152,683
Accrued liabilities	214,386
Dividends payable	569,967
Deferred revenue	256,376
Current portion of long-term debt	44,557
Total current liabilities	2,375,090
Long-term debt, net of current portion	286,562
Stockholders' equity:	
Series B preferred stock, no par value; 131 1/2 shares authorized, issued and outstanding, liquidation preference - $6,575,000	3,000,000
Common stock, no par value; 400 shares authorized, 1 share issued and outstanding	155,000
Paid-in capital	4,460,447
Retained earnings (deficit)	(4,960,702)
Total stockholders' equity	2,654,745
Total liabilities and stockholders' equity	$5,316,397

See accompanying notes to financial statements.

NRP Financial, Inc.

Statement of Income

Year Ended December 31, 2008

Revenues:	
Commissions	$33,751,390
Investment advisory fees	3,083,718
Revenue sharing	722,052
Management fees	432,120
Consulting fees and other	388,280
Referral fees	360,935
Service fees	88,030
Interest and dividends	59,928
Total revenues	38,886,453
Expenses:	
Commissions	21,411,119
Branch management fees	4,024,926
Payroll	3,853,620
Clearing charges	1,324,133
Recruiting	566,636
Group insurance	433,967
Payroll taxes	316,314
Professional fees	309,370
Software	269,761
Regulatory fees	230,446
Depreciation	227,254
Travel	185,142
Miscellaneous	174,350
Rent	158,445
Office supplies	117,723
Communication	109,523
Telephone	105,240
Taxes - other	98,852
Settlement costs	75,000
Postage	63,645
Retirement plan	62,628
Advertising	49,042
Education	34,716
Interest	34,403
Meals and entertainment	26,005
Employment verification	25,027
Total expenses	34,287,287
Net income	$ 4,599,166

See accompanying notes to financial statements.

NRP Financial, Inc.

Statement of Cash Flows

Year Ended December 31, 2008

Cash flows from operating activities:	
Net income	$ 4,599,166
Adjustments to reconcile net income to net cash flows provided by operating activities:	
Loss on disposal of property and equipment	2,105
Depreciation	227,254
Changes in assets and liabilities:	
Accounts receivable	160,141
Prepaid expenses	(30,749)
Notes receivable	(509,290)
Deposits	(55,928)
Accounts payable	(23,843)
Commissions payable	464,705
Deferred revenue	256,376
Accrued liabilities	112,864
Net cash provided by operating activities	5,202,801
Cash flows from investing activities:	
Capital expenditures	(581,835)
Net cash used in investing activities	(581,835)
Cash flows from financing activities:	
Contributions to capital	1,798,906
Payments on long-term debt	(50,767)
Dividends paid	(3,951,851)
Net cash used in financing activities	(2,203,712)
Increase in cash	2,417,254
Cash at beginning of year	871,895
Cash at end of year	$ 3,289,149
Supplemental cash flow disclosures:	
Cash paid during the year for:	
Cash paid during the year for interest	$ 34,403
Non-cash investing and financing activities:	
Equipment leased under capital leases	$ 80,649
Dividends declared but unpaid	$ 569,967

See accompanying notes to financial statements.

NRP Financial, Inc.

Statement of Changes in Stockholders' Equity

Year Ended December 31, 2008

	Preferred Stock					
	Series A	Series B	Common Stock	Paid-in Capital	Retained Earnings	Total
Balance at December 31, 2007	$3,000,000	$ -	$ 155,000	$2,661,541	$(5,038,048)	$ 778,493
Contributions to capital				1,798,906		1,798,906
Conversion of Series A preferred stock to Series B preferred stock	(3,000,000)	3,000,000				-
Dividends					(4,521,820)	(4,521,820)
Net income					4,599,166	4,599,166
Balance at December 31, 2008	$ -	$3,000,000	$ 155,000	$4,460,447	$(4,960,702)	$2,654,745

See accompanying notes to financial statements.

1. Summary of Significant Accounting Policies

Nature of Business and Ownership

NRP Financial, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and Financial Industry Regulatory Authority ("FINRA"). In addition, the Company is a registered investment adviser filed with the Securities and Exchange Commission. The Company does not hold customer securities as the Company clears all transactions with and for customers on a fully disclosed basis with two clearing brokers. The Company's customer base is located nationwide. The Company is a subsidiary of National Retirement Partners, Inc. ("NRP"), a nationwide retirement plan consulting company.

Use of Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used as a basis for these financial statements.

Property and Equipment

Property and equipment are stated at cost. Depreciation of property and equipment, including amortization of equipment under capital leases, is calculated using straight-line method over the estimated useful lives of the assets or the length of the lease term, if shorter.

Investment

The Company owns a fractional share in The Depository Trust & Clearing Corporation, a privately owned company. Gains and losses on securities are recorded on the specific identification method.

Revenue Recognition

The clearing broker records customer securities transactions and the Company records the related commission revenue and expense and related clearing charges on a settlement date basis, which is not materially different than if on a trade date basis. Deferred revenue represents commissions received for direct trades occurring prior to year end without complete documentation of the transactions and management fees received in advance of when earned. Investment advisory, referral and other fees earned are recognized on an accrual basis.

Advertising Costs

The Company expenses advertising costs as they are incurred. These costs amounted to $49,042 in 2008.

1. Summary of Significant Accounting Policies - continued

Concentration of Credit Risk

The Company maintains cash deposits in financial institutions which may at times exceed amounts covered by insurance provided by the U.S. Federal Deposit Insurance Corporation. The maximum loss that would have resulted from that risk is the excess of the deposits reported by the banks over the amounts that would have been covered by federal insurance. The Company has not experienced any losses and believes it is not exposed to any significant credit risk related to cash deposits.

Income Taxes

The Company is a member of a consolidated group with NRP and included in the NRP's consolidated income tax returns. Under NRP's tax allocation policy, the Company is not allocated a current or deferred income charge or benefit for any federal, state or local income taxes as if the Company was a separate taxpayer and deferred income taxes are not reflected in the accompanying financial statements. Any tax benefits associated with the Merger (see Note 8) have been allocated to NRP.

Fair Value Information

At December 31, 2008, substantially all of the Company's assets and liabilities were carried at either market or fair value, or at amounts that approximate such values. Assets and liabilities carried at contractual amounts that approximate fair value include receivables, payables, accrued liabilities, and subordinated indebtedness. The market values of such items are not materially sensitive to shifts in market interest rates because of the limited term to maturity of these instruments and/or their variable interest rates.

2. Deposits and Clearing Arrangements

The Company has entered into fully-disclosed clearing arrangements with J.P. Morgan Clearing Corp., a subsidiary of JPMorgan Chase & Co. ("J.P. Morgan"), the Pershing LLC, a subsidiary of The Bank of New York Mellon Corporation ("Pershing"), and National Securities Clearing Corporation ("NSCC") whereby customer accounts are cleared and carried by these clearing organizations. The agreements, which remain in effect unless written, notice of termination in provided by either party, call for the Company to maintain deposit balances in accounts maintained by J.P. Morgan, Pershing and NSCC. At December 31, 2008, the Company had deposits with clearing and other organizations included in deposits as follows:

J.P. Morgan	$ 100,000
Pershing	100,000
National Securities Clearing Corporation	10,034
Other deposits	55,928
	$ 265,962

The clearing arrangement with Pershing contains a termination clause under which the Company would be liable for expenses of termination.

2. Deposits and Clearing Arrangements - continued

The Company has agreed to indemnify these clearing organizations from damages or losses resulting from customer transactions. The Company is exposed to off balance sheet risk of loss in the event that customers are unable to fulfill contractual obligations including their obligations under margin accounts. The Company seeks to control the nonperformance by its customers by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customers' activity by reviewing information it receives from its clearing broker on a daily basis and by requiring customers to deposit additional collateral, or reduce positions, when necessary.

3. Property and Equipment

Property and equipment at December 31, 2008 are as follows:

Leasehold improvements	$ 127,366
Furniture and fixtures	125,584
Computer equipment	460,056
Software	603,817
	1,316,823
Accumulated depreciation	(354,178)
Net property and equipment	$ 962,645

4. Notes Receivable

In December 2007, the Company advanced $50,000 under a note related to an agreement with a group of registered representatives. Interest accrues at the prime rate plus 2% (5.25% at December 31, 2008). The note receivable and related accrued interest will be forgiven over a three year period beginning April 2009 if certain production requirements are met. In 2008, the Company advanced an additional $947,000 under notes related to agreements with registered representatives. Interest accrues at rates equal to prime rate plus 2% to 7%. All notes will be forgiven over a three year period, if certain production requirements for the registered representatives are met. As of December 31, 2008, the notes receivable balance has been reduced to $559,290 as a result of forgiveness of balances and over the contractual term and specifically identified write-offs. The total debt forgiveness and write-offs for 2008 was $490,902 and reflected in recruiting expense in the accompanying financial statements.

5. Long-Term Debt

Long-term debt at December 31, 2008 is as follows:

Subordinated notes payable to NRP, due November 2010, including interest at 8%	$250,000
Obligations under capital leases, due in monthly installments varying from $44 to $897 through August 2012 including interest ranging from 6.5% to 12.7%, secured by equipment	81,119
	331,119
Less current portion	44,557
Long-term debt	$286,562

5. Long-Term Debt - continued

The subordinated notes payable to NRP qualifies as regulatory net capital in accordance with SEC Rule 15c3-1. In accordance with SEC regulations, the subordinated notes payable is subordinate to all other payments or provisions for payment to other creditors of the Company arising before the scheduled maturity date of the note. This loan agreement has been approved by FINRA and includes a covenant which restricts the withdrawal of equity capital. The Company provided proper notifications to FINRA and to the SEC on the payment of dividends. Future maturities of long-term debt at December 31, 2008 are as follows: 2009 - $44,557; 2010 - $276,686; 2011 - $5,879 and 2012 - $3,997.

6. Capital Leases

The Company leases certain equipment under capital leases. Property and equipment includes the following amount for capitalized leases at December 31, 2008:

Equipment	$ 223,325
Less accumulated depreciation	113,997
	$ 109,328

Future annual minimum lease payments under the capital lease obligations at December 31, 2008 are as follows:

2009	$ 52,105
2010	28,760
2011	6,360
2012	4,240
Total minimum lease payments	91,465
Amount representing interest	(10,346)
Present value of net minimum lease payments, included in long-term debt (see Note 5)	$ 81,119

7. Commitments

The Company leases its primary location in Bryan, Ohio from the Oberlin- Hofbauer Building Company, a company affiliated through common ownership. In 2008, the Company entered into operating leases for additional real estate in Bryan, Ohio and Fort Wayne, Indiana. The Company also entered into two operating lease agreements with a finance company to lease certain office equipment and furniture. The terms of the lease agreements require annual future rental payments which total $3,034,496 and are as follows: 2009 - $606,576; 2010 - $575,076; 2011 - $575,076; 2012 - $575,076; 2013 - $471,692; thereafter - $231,000. Total rent expense in 2008 was $180,655.

7. Commitments - continued

In 2007 and 2008, NRP acquired fourteen financial services practices which are each operated as individual business units of NRP. In conjunction with these acquisitions, the Company, along with NRP and Advisors (see Note 11), are parties to various management agreements with the acquired business units whereby NRP or a designated subsidiary, receives commission and fee revenue generated from these business units and is obligated to advance funds monthly for business unit operating expenses which are reflected as branch management fees in the accompanying financial statements. These agreements have a six year term and may be adjusted if certain production goals are not met. At December 31, 2008, monthly payments under these management agreements total approximately $238,000.

In October 2007, the Company agreed to sell certain contract rights and assets in exchange for $115,000 plus additional variable consideration for a specified period of time following closing. This transaction closed in March 2008 and the Company began receiving additional payments in January 2009 which will be reflected as revenue when received.

8. Stockholders' Equity

In March 2007, NRP entered into an Agreement and Plan of Merger ("Merger") with the Company and other entities whereby all of the Company's common stock was exchanged for NRP common stock and a warrant to purchase 500,000 shares of NRP common stock ("Series A Warrant"). In conjunction with the Merger, the Company issued 100 shares of Series A Preferred Stock valued at $3,000,000 as a stock dividend to the shareholder immediately prior to the Merger. Holders of Series A Preferred Stock have voting rights, certain protective rights regarding business decisions of the Company and are entitled to receive cumulative preferred dividends upon the occurrence of certain events based on the stated redemption value of $30,000 per share at a calculated rate. The Series A Preferred Stock carries a liquidation preference equal to $30,000 per share. The stockholders have entered into a Stockholders Agreement which restricts the transfer of common and preferred stock provides for the first right of refusal to NRP on any potential sale of stock.

In January 2008, the shareholders of the Company authorized the issuance of 132 shares of Series B Preferred Stock. In conjunction with this action, 131 1/2 shares of Series B Preferred Stock along with a warrant to purchase 500,000 shares of common stock of NRP at $3.15 per share ("Series B Warrant") were exchanged for 100 shares of Series A Preferred Stock and the Series A Warrant (collectively, referred to as the "Exchange"). The Series B Preferred Stock has a liquidation preference over any other stock issued by the Company of $50,000 per share (total value of $6,575,000). Upon completion of the Exchange, the Series A Preferred Stock was retired. The Series B Warrant may be exercised in whole or in part by the surrender of an equivalent number of shares of Series B Preferred Stock (valued at $50,000 per share) equal to the number of shares of the Series B Warrant exercised at $3.15 per share. Holders of Series B Preferred Stock have certain protective rights, are entitled to elect one member to the Company's Board of Directors, and are not entitled to receive dividends. Certain shares of the Series B Preferred Stock are held in escrow.

8. Stockholders' Equity - continued

During 2008, NRP contributed additional capital of $1,798,906 to the Company. In addition, the Board of Directors has declared dividends on all common shares held equal to the amount of net capital in excess of $1,100,000. Dividends of $3,951,851 were paid to the common shareholder during 2008 and unpaid dividends at December 31, 2008 were $569,967. In January 2009, $1,139,000 of dividends were paid to the common shareholder which includes the amount recorded as dividends payable at December 31, 2008.

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital of $100,000 and requires that the ratio of aggregate indebtedness to net capital, as defined under the above regulation, shall not exceed 15 to 1. Under an arrangement with a clearing organization, the Company is required to maintain $1,000,000 of net capital. At December 31, 2008, the Company had net capital of $1,100,000 and an aggregated indebtedness ratio of 2.42 to 1.

9. Retirement Plan

The Company participates in a 401(k) plan sponsored by the NRP. The Company's contributions are based on a percentage of the employee's total compensation. The Company's expense in 2008 under this Plan was approximately $68,700.

10. Contingencies

In 2008, the Company was named as a defendant, along with other parties, in a lawsuit whereby the plaintiff has asserted that she received unsuitable investment advice upon which the plaintiff sustained monetary losses. Management believes that the Company is not responsible for any losses incurred by the plaintiff related to the matter discussed above and plans to vigorously defend its actions. The Company has recorded a contingent liability in the accompanying financial statements related to this claim and management believes that the ultimate liability, if any, with respect to this action will not have an adverse material effect on the Company's financial statements.

11. Related Party Transactions

The Company and NRP Advisors, Inc. ("Advisors"), another subsidiary of NRP, entered into an expense sharing agreement whereby certain expenses, such as rent, utilities, computers, maintenance and insurance are allocated to Advisors. Most payroll costs are charged directly, or on an allocation basis, to the applicable Company. At December 31, 2008, the Company had accounts receivable of $27,085 from Advisors and accounts payable to Advisors of $17,853. The total fees paid to the Company in 2008 by Advisors to the Company under this arrangement were $432,120.

SUPPLEMENTAL INFORMATION

NRP Financial, Inc.

Computation of Net Capital under
Rule 15c3-1 of the Securities and Exchange Commission

Year Ended December 31, 2008

(See Independent Auditors' Report)

Net capital:	
Total stockholders' equity	$2,654,745
Additions - subordinated notes payable	250,000
	2,904,745
Deductions of nonallowable assets:	
Registered representative receivables	92,900
Notes and accounts receivable	590,511
Prepaid expenses and other assets	158,689
Equipment	962,645
Total deductions	1,804,745
Net capital	$1,100,000
Aggregate indebtedness	$2,661,652
Computation of basic net capital - minimum net capital required	$ 100,000
Excess net capital	$1,000,000
Ratio - aggregate indebtedness to net capital	2.42 to 1
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2008):	
Net capital as reported in Company's Part II (unaudited) Form X-17A-5	$1,761,557
Adjustments:	
Increase in dividends payable	(569,967)
Increase in accrued liabilities	(40,285)
Increase in commissions payable	(30,621)
Increase in property and equipment	(20,684)
Net capital as reported above	$1,100,000

NRP Financial, Inc.

Computation for Determination of
Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2008

(See Independent Auditors' Report)

NRP Financial, Inc. (the "Company") claims exemption from rule 15c3-3 pursuant to subparagraph (k)(2)(ii) because the Company does not carry customer accounts as the Company clears all transactions with and for customers on a fully disclosed basis with a clearing broker.

MIRA+KOLENA
Certified Public Accountants & Consultants

Charles J. Mira, J.D., CPA
Thomas E. Kolena, CPA/ABV

Mira+Kolena, Ltd.
4841 Monroe Street
Suite 350
Toledo, Ohio 43623

419-474-5020
419-474-5072 Fax
mk@mirakolena.com

Member of:
American Institute of Certified Public Accountants

Ohio Society of Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Board of Directors
NRP Financial, Inc.

In planning and performing our audit of the financial statements of NRP Financial, Inc. (the "Company") for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Board of Directors
NRP Financial, Inc.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weakness, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

The report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, FINRA, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties for any other purpose.

Mira + Kolena, Ltd.

Toledo, Ohio
February 13, 2009